UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 9)*
Under the Securities Exchange Act of 1934

ZIOPHARM ONCOLOGY, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

98973P101
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Intrexon Corporation Attention: Legal 20374 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809

October 5, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98973P101	Page 2 of 5
This Amendment No. 9 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated January 12, 2011 and filed on January 20, 2011, as amended by Amendment No. 1 dated February 3, 2011 and filed on February 11, 2011, Amendment No. 2 dated August 9, 2011 and filed on August 16, 2011, Amendment No. 3 dated January 20, 2012 and filed on January 25, 2012, Amendment No. 4 dated November 7, 2012 and filed November 9, 2012, Amendment No. 5 dated October 29, 2013 and filed October 31, 2013,Amendment No. 6 dated February 9, 2015 and filed February 10, 2015, Amendment No. 7 dated June 4, 2015 and filed June 8, 2015, and Amendment No. 8 dated June 29, 2016 and filed on July 6, 2016 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of ZIOPHARM Oncology, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”) and Intrexon Corporation, a Virginia corporation (“Intrexon” and, together with Mr. Kirk, the “Reporting Persons”), are filing this Amendment to disclose that the Company and Precigen, Inc., a wholly owned subsidiary of Intrexon (“Precigen”), entered into a definitive license agreement pursuant to which (i) 130,849 shares of Series 1 Preferred Stock held by Intrexon were retired, and (ii) certain former agreements entered into among the Company, Intrexon and Precigen were terminated, including the Company’s obligation to nominate to its board of directors a candidate designated by Intrexon.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On October 5, 2018, Precigen entered into an exclusive license agreement (the “License Agreement”) with the Company.  Intrexon is a party to certain provisions of the License Agreement, including with respect to exclusivity, release of claims, and the termination of certain agreements.  In consideration of the Company entering into the License Agreement, certain existing agreements between the companies were replaced by the License Agreement, and all benefits, rights, obligations and liabilities thereunder ceased and terminated, including the Company’s obligation to nominate to its board of directors a candidate designated by Intrexon.  Additionally, Intrexon agreed to forfeit and return to the Company all shares of the Company’s Series 1 Preferred Stock held by or payable to Intrexon as of the date of the License Agreement, for a total of 130,849 shares.

In connection with the foregoing transaction, on October 5, 2018, Mr. Kirk decided to tender his resignation from the board of directors of the Company, effective immediately.

The foregoing description of the License Agreement is only a summary and is qualified in its entirety by reference to the full text of the License Agreement, a copy of which will be filed as an exhibit to Intrexon’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, with portions of the License Agreement omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

CUSIP No. 98973P101	Page 3 of 5
Other than as set forth herein, at the date of this Statement, none of the Reporting Persons have present plans or proposals which would result in:

(a)                      The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)                      An extraordinary corporate transaction such as a merger, reorganization or disposition, involving the Company or any of its subsidiaries;

(c)                      A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)                      Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                      Any material change in the present capitalization or dividend policy of the Company;

(f)                       Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)                      Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)                      Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                       A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                       Any action similar to any of those actions enumerated above.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the responses in Item 4 above.

CUSIP No. 98973P101	Page 4 of 5
Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of October 15, 2018, by and between Mr. Kirk and Intrexon

CUSIP No. 98973P101	Page 5 of 5
SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 15, 2018

/s/ Randal J. Kirk
Randal J. Kirk

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of October 15, 2018, by and between Mr. Kirk and Intrexon